UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

Applied Minerals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03823M100
(CUSIP Number)

Michael B. Barry Samlyn Capital, LLC 500 Park Avenue, 2nd Floor New York, NY 10022 Tel: +1 (212) 588-9098
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

85,144,328

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

85,144,328

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

85,144,328

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%*

14.	TYPE OF REPORTING PERSON

IA, OO

* Based upon 484,371,194 shares outstanding as of the date hereof, as adjusted for a convertible note and stock options beneficially owned by Samlyn Capital, LLC.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

85,144,328

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

85,144,328

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

85,144,328

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%*

14.	TYPE OF REPORTING PERSON

PN

* Based upon 484,371,194 shares outstanding as of the date hereof, as adjusted for a convertible note and stock options beneficially owned by Samlyn, LP.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

29,962,222

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

29,962,222

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

29,962,222

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%*

14.	TYPE OF REPORTING PERSON

OO

* Based upon 435,672,531 shares outstanding as of the date hereof, as adjusted for a convertible note and stock options beneficially owned by Samlyn Partners, LLC.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Onshore Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

29,962,222

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

29,962,222

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

29,962,222

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%*

14.	TYPE OF REPORTING PERSON

PN

* Based upon 435,672,531 shares outstanding as of the date hereof, as adjusted for a convertible note and stock options directly owned by Samlyn Onshore Fund, LP.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Offshore Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

55,182,106

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

55,182,106

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

55,182,106

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%*

14.	TYPE OF REPORTING PERSON

CO

* Based upon 458,436,945 shares outstanding as of the date hereof, as adjusted for a convertible note and stock options directly owned by Samlyn Offshore Master Fund, Ltd.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS

Robert Pohly

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

85,144,328

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

85,144,328

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

85,144,328

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%*

14.	TYPE OF REPORTING PERSON

IN, HC

* Based upon 484,371,194 shares outstanding as of the date hereof, as adjusted for a convertible note and stock options beneficially owned by Robert Pohly.

CUSIP No.	03823M100

This Schedule 13D is Amendment No. 9 with respect to (i) Samlyn Capital, LLC; (ii) Samlyn Partners, LLC; (iii) Samlyn Onshore Fund, LP; (iv) Samlyn Offshore Master Fund, Ltd.; and (v) Robert Pohly.

This Schedule 13D is Amendment No. 7 with respect to Samlyn, LP.

Item 1.	Security and Issuer.

The name of the issuer is Applied Minerals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1200 Silver City Road, PO Box 432, Eureka, Utah 84628. This is Amendment No. 9 to Schedule 13D relates to the Issuer's Common Stock, $0.001 par value per share (the “Shares”).

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Samlyn Capital, LLC, a Delaware limited liability company (“Samlyn Capital”); (ii) Samlyn, LP, a Delaware limited partnership (“Samlyn LP”); (iii) Samlyn Partners, LLC, a Delaware limited liability company (“Samlyn Partners”); (iv) Samlyn Onshore Fund, LP, a Delaware limited partnership (“Samlyn Onshore Fund”); (v) Samlyn Offshore Master Fund, Ltd., a Cayman Islands exempted company (“Samlyn Offshore Master Fund”); and (vi) Robert Pohly, a United States citizen (“Mr. Pohly”, and collectively with Samlyn Capital, Samlyn LP, Samlyn Partners, Samlyn Onshore Fund and Samlyn Offshore Master Fund, the “Reporting Persons”).

(b), (c)	Samlyn Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to its advisory clients, including, without limitation, Samlyn Onshore Fund and Samlyn Offshore Master Fund. Samlyn LP is the sole owner of Samlyn Capital. Mr. Pohly indirectly controls Samlyn Capital through his ownership interests in Samlyn LP and its general partner, Samlyn GP, LLC, a Delaware limited liability company for which Mr. Pohly serves as the managing member. Mr. Pohly is also the managing member of Samlyn Partners, which serves as the general partner of Samlyn Onshore Fund. Samlyn Onshore Fund and Samlyn Offshore Master Fund are each principally engaged in the business of investing in securities. The principal business address of Samlyn Capital, Samlyn LP, Samlyn Partners, Samlyn Onshore Fund and Mr. Pohly is c/o 500 Park Avenue, 2nd Floor, New York, New York 10022. The principal business address of Samlyn Offshore Master Fund is c/o Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The board of directors of the Master Fund consists of Mr. Pohly, Scott Dakers and Julie Hughes.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 85,144,328 Shares beneficially owned by Samlyn Capital, Samlyn LP and Mr. Pohly came from the working capital of Samlyn Onshore Fund and Samlyn Offshore Master Fund, which are the direct owners of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 29,962,222 Shares beneficially owned by Samlyn Partners and Samlyn Onshore Fund came from the working capital of Samlyn Onshore Fund, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 55,182,106 Shares beneficially owned by Samlyn Offshore Master Fund came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 9 to Schedule 13D to report a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below.

In addition, on March 8, 2024, Samlyn Onshore Fund and Samlyn Offshore Master Fund entered into separate Secondary Notes Purchase Agreements with the Issuer (together, the “Note Purchase Agreements”). Pursuant to the Note Purchase Agreements, the Issuer agreed to acquire all of the Amended and Restated 10% PIK-Election Convertible Notes issued by the Issuer (the “Series A Convertible Notes”) and owned by Samlyn Onshore Fund and Samlyn Offshore Master Fund, respectively, for a purchase price of: (i) $82,382 in respect of Samlyn Onshore Fund; and (ii) $154,349 in respect of Samlyn Offshore Master Fund. The Note Purchase Agreements provide for a closing of the contemplated purchases and sales to occur on or before March 31, 2024 or at such other time as may be agreed by the parties (the “Closing”), subject to certain closing conditions as set forth in the Note Purchase Agreements. In addition, under the terms of the Note Purchase Agreements, each of Samlyn Onshore Fund and Samlyn Offshore Master Fund is subject to a “standstill” provision that prohibits Samlyn Onshore Fund, Samlyn Offshore Master Fund and their respective affiliates from directly or indirectly taking any action against the Issuer with respect to the Issuer’s default under the Series A Convertible Notes that existed as of March 8, 2024 until the earlier of: (i) March 31, 2024; (ii) the Closing; and (iii) the termination of the Issuer’s “Wasatch Proposal”.

The foregoing was a summary of certain material terms of the Note Purchase Agreements. The foregoing description is not, and does not purport to be, complete and, except as otherwise described above, is qualified in its entirety by reference to the full text of the Note Purchase Agreements, which have been filed as Exhibits B and C, and are incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately-negotiated transactions. The Reporting Persons may also communicate with the Issuer’s management, the Issuer’s board of directors and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Samlyn Capital, Samlyn LP and Mr. Pohly may each be deemed to be the beneficial owner of 85,144,328 Shares, constituting 17.6% of the Shares, based upon 484,371,194 Shares outstanding as of the date hereof, as adjusted for a Series A Convertible Note and stock options of the Issuer beneficially owned by Samlyn Capital, Samlyn LP and Mr. Pohly. Each of Samlyn Capital, Samlyn LP and Mr. Pohly has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 85,144,328 Shares. Each of Samlyn Capital, Samlyn LP and Mr. Pohly has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 85,144,328 Shares.

As of the date hereof, Samlyn Partners and Samlyn Onshore Fund may each be deemed to be the beneficial owner of 29,962,222 Shares, constituting 6.9% of the Shares, based upon 435,672,531 Shares outstanding as of the date hereof, as adjusted for a Series A Convertible Note and stock options of the Issuer beneficially owned by Samlyn Partners and Samlyn Onshore Fund. Each of Samlyn Partners and Samlyn Onshore Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 29,962,222 Shares. Each of Samlyn Partners and Samlyn Onshore Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 29,962,222 Shares.

As of the date hereof, Samlyn Offshore Master Fund may be deemed to be the beneficial owner of 55,182,106 Shares, constituting 12.0% of the Shares, based upon 458,436,945 Shares outstanding as of the date hereof, as adjusted for a Series A Convertible Note and stock options of the Issuer beneficially owned by Samlyn Offshore Master Fund. Samlyn Offshore Master Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 55,182,106 Shares. Samlyn Offshore Master Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 55,182,106 Shares.

Other than as set forth in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein, attached hereto and/or incorporated herein by reference or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Secondary Notes Purchase Agreement between Samlyn Onshore Fund, L.P. and the Issuer

Exhibit C: Secondary Notes Purchase Agreement between Samlyn Offshore Master Fund, Ltd. and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2024
(Date)

SAMLYN CAPITAL, LLC* By: Samlyn, LP, its sole member By: Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Managing Member

SAMLYN, LP* By: Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Managing Member

SAMLYN PARTNERS, LLC*

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Managing Member

SAMLYN ONSHORE FUND, LP* By: Samlyn Partners, LLC, its general partner

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Managing Member

SAMLYN OFFSHORE MASTER FUND, LTD.*

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Director

ROBERT POHLY*

By:	/s/ Robert Pohly

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 9 to Schedule 13D, dated March 11, 2024, relating to the Common Stock, $0.001 par value per share of Applied Minerals, Inc. shall be filed on behalf of the undersigned.

March 11, 2024
(Date)

SAMLYN CAPITAL, LLC By: Samlyn, LP, its sole member By: Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Managing Member

SAMLYN, LP By: Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Managing Member

SAMLYN PARTNERS, LLC

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Managing Member

SAMLYN ONSHORE FUND, LP By: Samlyn Partners, LLC, its general partner

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Managing Member

SAMLYN OFFSHORE MASTER FUND, LTD.

By:	/s/ Robert Pohly
	Name:	Robert Pohly
	Title:	Director

ROBERT POHLY

By:	/s/ Robert Pohly

Exhibit B

APPLIED MINERALS, INC.
SECONDARY NOTES PURCHASE AGREEMENT

This Secondary Notes Purchase Agreement (this "**Agreement**") is made and entered into as of March 8, 2024 (the "**Effective Date**"), by and between Samlyn Onshore Fund, L.P. (the "Seller"), and Applied Minerals, Inc. (the "**Purchaser**").

RECITALS

A. The Seller desires to sell and transfer to the Purchaser, and the Purchaser desires to purchase from the Seller, for consideration (the "**Secondary Purchase**"):

(i) those certain Amended and Restated 10% PIK-Election Convertible Notes issued by Applied Minerals, Inc. to Seller as set forth on Schedule A (the "**Notes**").

TERMS AND CONDITIONS

In consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Sale and Purchase of Notes.

1.1 Sale and Purchase of Notes. Subject to the terms and conditions of this Agreement and any and all other documents contemplated hereby, Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase the Notes at the prices set forth on Schedule A (the "**Purchase Price**").

1.2 Rights in Notes. Until such time as the Notes are delivered to the Purchaser pursuant to this Agreement at the Closing, the Seller shall be deemed to be the holder of the Notes and shall possess all rights with respect to the Notes, except the right to sell, assign, pledge, hypothecate or otherwise dispose of or encumber such Notes or any interest therein. In particular, the Seller shall have the right to exercise any and all rights, including voting rights, with respect to the Notes.

2. Closing; Delivery.

2.1 Closing. The closing of the transactions contemplated by Section 1 (the "**Closing**") shall take place remotely at 12:00 pm, Mountain Time, on a date agreed between the parties on or before March 31, 2024, or at such other time and place as may be agreed by the parties hereto, assuming satisfaction or waiver (by the applicable party) of the conditions set forth in this Section 2 (such date of the Closing, the "**Closing Date**").

2.2 Deliveries by Seller. Prior to the Closing, the Seller shall deliver to the Purchaser to be held in escrow pending the Closing pursuant to Subsection 2.3 below (the "**Transfer Escrow**") on Seller's behalf, the (a) Notes and (b) any other documentation reasonably requested by the Purchaser to effect the transfer of the Notes by the Seller.

Secondary Notes Purchase Agreement Page 1

2.3 Deliveries by Purchaser. It shall be an express condition for the Closing, and as a material inducement for the Seller to enter into this Agreement and sell the Notes to the Purchaser, that the Purchaser shall deliver to the Seller, (i) adequate written assurances that all the holders of the 10% PIK-Election Convertible Notes due May 1, 2023 and August 1, 2023, who chose (A) Option A of the Wasatch Proposal have entered in an agreement to sell their Notes to the Company in form and substance identical to this Purchase Agreement, or (B) Option B or Option C of the Wasatch Proposal have entered into Exchange Agreements with the Purchaser and (ii) the full Purchase Price for the Notes being purchased from the Seller at the Closing, by wire transfer pursuant to Seller's wire instructions, as provided to the Purchaser by the Seller. Purchaser shall provide written notice to Seller at least five (5) business days in advance of the Closing Date so that Seller can arrange to deliver the Notes under Section 2.2 above.

2.4 Cancellation of Notes. The Notes being purchased by the Purchaser are in default and will be cancelled by the Purchaser immediately after the Closing.

3. Representations and Warranties of the Purchaser. The Purchaser, represents and warrants to the Seller as of the Closing Date as follows:

3.1 Authorization; No Conflict. The Purchaser has full power and authority to enter into this Agreement and such agreement constitutes its valid and legally binding obligation, enforceable against the Purchaser in accordance with its terms. To the Purchaser's knowledge, the purchase of the Notes by it does not result in any violation of, or conflict with, any instrument to which it is bound or any law or regulation applicable to it.

3.2 Consents. All consents, approvals, authorizations and orders required for the execution and delivery of this Agreement and the purchase of the Notes under this Agreement by the Purchaser have been obtained and are in full force and effect.

3.3 Authority. Purchaser has full legal right, power and authority to enter into and perform its obligations under this Agreement and to purchase the Notes under this Agreement, and Purchaser will not, and is not obligated to, transfer the Notes to any other person or entity after its purchase hereunder.

3.4 Claims and Legal Proceedings. There is no claim, action, suit, arbitration, criminal or civil investigation or proceeding pending or involving or, to the Purchaser's knowledge, threatened against the Purchaser before or by any court or governmental or non-governmental department, commission, board, bureau, agency or instrumentality, or any other person or entity, that questions the validity of this Agreement or any action taken or to be taken by the Purchaser pursuant to this Agreement or in connection with the transactions contemplated by this Agreement.

4. Representations and Warranties of the Seller. Seller represents and warrants to the Purchaser as of the Closing Date as follows:

4.1 Authorization; No Conflict. The Seller has full power and authority to enter into this Agreement and such agreement constitutes its valid and legally binding obligation, enforceable against the Seller in accordance with its terms. To the Seller's knowledge, the sale of the Notes by it does not result in any violation of, or conflict with, any instrument to which it is bound or any law or regulation applicable to it.

Secondary Notes Purchase Agreement Page 2

4.2 Title to Notes. Seller is the beneficial owner of and has valid marketable title to the Notes, free and clear of any pledge, lien, security interest, encumbrance, trust, claim, pledge, mortgage, option, equitable interest or other restrictions of any kind other than restrictions under the 1933 Act and Blue Sky Laws. Seller has not granted any third party any rights in the Notes. Upon the sale and transfer of the Notes, and payment therefor, in accordance with the provisions of this Agreement, the Purchaser will acquire absolute, valid marketable title to the Notes being acquired by the Purchaser hereunder, free and clear of any pledge, lien, security interest, encumbrance, trust, claim, pledge, mortgage, option, equitable interest or other restrictions of any kind other than pursuant to restrictions under the 1933 and Blue Sky Laws.

4.3 Consents. All consents, approvals, authorizations and orders required for the execution and delivery of this Agreement and the transfer of the Notes under this Agreement have been obtained and are in full force and effect.

4.4 Authority. Seller has full legal right, power and authority to enter into and perform its obligations under this Agreement and to transfer the Notes under this Agreement, and Seller is not obligated to transfer the Notes to any other person or entity.

4.5 Full Disclosure. Seller acknowledges that Seller has received all the information it considers necessary or appropriate for deciding whether to enter into this Agreement. Seller further represents that Seller has had an opportunity to ask questions and receive full answers from the Purchaser concerning, among other things, its financial condition, its management, its prior activities and any other information which Seller considers relevant or appropriate in connection with entering into this Agreement.

4.6 Claims and Legal Proceedings. There is no claim, action, suit, arbitration, criminal or civil investigation or proceeding pending or involving or, to the Seller's knowledge, threatened against the Seller before or by any court or governmental or non-governmental department, commission, board, bureau, agency or instrumentality, or any other person or entity, that questions the validity of this Agreement or any action taken or to be taken by the Seller pursuant to this Agreement or in connection with the transactions contemplated by this Agreement.

5. Standstill Provision. The Seller or any of its affiliates, at any time prior to the earlier of (i) the Closing, (ii) March 31, 2024, or (iii) the termination of the Wasatch Proposal, will not directly or indirectly take any action against the Company with respect to the Company's default under the Notes that existed as of the date hereof.

6. Compliance with Laws and Regulations. The sale and transfer of the Notes will be subject to and conditioned upon compliance by the Purchaser and Seller with all applicable state and federal laws and regulations.

Secondary Notes Purchase Agreement Page 3

7. General Provisions.

7.1 Successors and Assigns; Assignment. Except as otherwise provided herein, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.2 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts laws thereof.

7.3 Dispute Resolution. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of New York.

7.4 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon actual receipt if delivered via a nationally recognized overnight courier service for next day delivery, freight prepaid. Any such notice shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days' advance written notice to the other parties: (a) in the case of a Seller, to the address set forth next to the Seller's name on its signature page; (b) in the case of the Purchaser, to the address set forth next to the Purchaser's name on its signature page.

7.5 Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

7.6 Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "Sections" and "Exhibits" will mean sections of this Agreement and exhibits hereto.

7.7 Entire Agreement. This Agreement and the agreements and documents referred to herein, together with all the schedules and exhibits hereto and thereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

7.8 Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then the parties agree to substitute such provision(s) through good faith negotiations.

7.9 Amendment and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Seller and the Purchaser. Any amendment or waiver effected in accordance with this Section shall be binding upon the parties hereto.

Secondary Notes Purchase Agreement Page 4

7.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.11 Specific Performance. Unless this Agreement has been terminated, each party to this Agreement acknowledges and agrees that any breach by it of this Agreement shall cause any (or either) of the other parties irreparable harm which may not be adequately compensable by money damages. Accordingly, except in the case of termination, in the event of a breach or threatened breach by a party of any provision of this Agreement, each party shall be entitled to seek the remedies of specific performance, injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages. The foregoing right shall be in addition to such other rights or remedies as may be available to any party for such breach or threatened breach, including but not limited to the recovery of money damages, and the parties agree that such equitable remedies may be enforced in any federal or state courts located in the District of New York.

7.12 Confidentiality. The Purchaser and the Seller agree to keep confidential and not disclose to any third party directly the terms and conditions of this Agreement, provided that nothing shall prevent any such party from disclosing such information (i) to the extent necessary in connection with the exercise of any remedy under this Agreement, (ii) to any federal, state, local, or foreign court, legislative, executive, or regulatory authority, or agency having jurisdiction over such party, including tax authorities, to the extent necessary and/or required to comply with such party's obligations under any applicable law, (iii) to such party's Representatives (as defined below) that in the reasonable judgment of such party need to know such information so long as any such Representative or prospective purchaser of the Notes, as applicable is directed and/or obligated to keep such information confidential, (iv) to the extent such information is or becomes generally available to the public other than, through a breach of this section; (v) pursuant to any order of any court or administrative agency, and/or request or demand by and/or of any federal, state, local, or foreign court, legislative, executive, or regulatory authority, or agency having jurisdiction over such party, (vi) to the extent required by federal securities laws or SEC regulation and/or (vii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests. As used in this Section, "**Representatives**" means, with respect to any party, any of such party's or such party's affiliates existing or prospective directors, officers, employees, general partners, limited partners, attorneys, accountants, financial and other advisers.

7.14 Survival. The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby.

7.14 Fee and Expenses. Irrespective of whether the Closing is effected, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and related agreements.

[Signature page follows]

Secondary Notes Purchase Agreement Page 5

IN WITNESS WHEREOF, the parties have executed this Secondary Notes Purchase Agreement, as of the date first written above.

SELLER:

SAMLYN ONSHORE FUND, L.P.

By: Samlyn Capital, LLC,
as agent and investment adviser

By: ______________________
Name: Michael Barry
Title: CCO CCO

Address:
500 Park Avenue
New York, N.Y. 10022
Email: mbarry@samlyncapital.com

Secondary Notes Purchase Agreement

Page 6

IN WITNESS WHEREOF, the parties have executed this Secondary Notes Purchase Agreement, as of the date first written above.

PURCHASER:

APPLIED MINERALS, INC.

By: Christopher T. Carney
Name: CHRISTOPHER T. CARNEY
Title: PRESIDENT/CEO

Address:
1200 Silver City Road
PO Box 432
Eureka, UT 84628
Email: ccarney@appliedminerals.com

Secondary Notes Purchase Agreement

Page 7

Schedule A

NOTES:

Holder	Issue Date	Security	Principal Amount	Purchase Price[1]
Samlyn Onshore Fund, L.P.	11/14/2019	Amended and Restated 10% PIK-Election Convertible PIK Note due May 1, 2023	$5,904,076	$82,382

1. Purchase Price includes all accrued but unpaid interest through the Closing Date.

Secondary Notes Purchase Agreement

Page 8

Exhibit C

APPLIED MINERALS, INC.
SECONDARY NOTES PURCHASE AGREEMENT

This Secondary Notes Purchase Agreement (this "**Agreement**") is made and entered into as of March 8, 2024 (the "**Effective Date**"), by and between Samlyn Offshore Master Fund, Ltd. (the "Seller"), and Applied Minerals, Inc. (the "**Purchaser**").

RECITALS

A. The Seller desires to sell and transfer to the Purchaser, and the Purchaser desires to purchase from the Seller, for consideration (the "**Secondary Purchase**"):

(i) those certain Amended and Restated 10% PIK-Election Convertible Notes issued by Applied Minerals, Inc. to Seller as set forth on Schedule A (the "**Notes**").

TERMS AND CONDITIONS

In consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Sale and Purchase of Notes.

1.1 Sale and Purchase of Notes. Subject to the terms and conditions of this Agreement and any and all other documents contemplated hereby, Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase the Notes at the prices set forth on Schedule A (the "**Purchase Price**").

1.2 Rights in Notes. Until such time as the Notes are delivered to the Purchaser pursuant to this Agreement at the Closing, the Seller shall be deemed to be the holder of the Notes and shall possess all rights with respect to the Notes, except the right to sell, assign, pledge, hypothecate or otherwise dispose of or encumber such Notes or any interest therein. In particular, the Seller shall have the right to exercise any and all rights, including voting rights, with respect to the Notes.

2. Closing; Delivery.

2.1 Closing. The closing of the transactions contemplated by Section 1 (the "**Closing**") shall take place remotely at 12:00 pm, Mountain Time, on a date agreed between the parties on or before March 31, 2024, or at such other time and place as may be agreed by the parties hereto, assuming satisfaction or waiver (by the applicable party) of the conditions set forth in this Section 2 (such date of the Closing, the "**Closing Date**").

2.2 Deliveries by Seller. Prior to the Closing, the Seller shall deliver to the Purchaser to be held in escrow pending the Closing pursuant to Subsection 2.3 below (the "**Transfer Escrow**") on Seller's behalf, the (a) Notes and (b) any other documentation reasonably requested by the Purchaser to effect the transfer of the Notes by the Seller.

Secondary Notes Purchase Agreement

Page 1

2.3 Deliveries by Purchaser. It shall be an express condition for the Closing, and as a material inducement for the Seller to enter into this Agreement and sell the Notes to the Purchaser, that the Purchaser shall deliver to the Seller, (i) adequate written assurances that all the holders of the 10% PIK-Election Convertible Notes due May 1, 2023 and August 1, 2023, who chose (A) Option A of the Wasatch Proposal have entered in an agreement to sell their Notes to the Company in form and substance identical to this Purchase Agreement, or (B) Option B or Option C of the Wasatch Proposal have entered into Exchange Agreements with the Purchaser and (ii) the full Purchase Price for the Notes being purchased from the Seller at the Closing, by wire transfer pursuant to Seller's wire instructions, as provided to the Purchaser by the Seller. Purchaser shall provide written notice to Seller at least five (5) business days in advance of the Closing Date so that Seller can arrange to deliver the Notes under Section 2.2 above.

2.4 Cancellation of Notes. The Notes being purchased by the Purchaser are in default and will be cancelled by the Purchaser immediately after the Closing.

3. Representations and Warranties of the Purchaser. The Purchaser, represents and warrants to the Seller as of the Closing Date as follows:

3.1 Authorization; No Conflict. The Purchaser has full power and authority to enter into this Agreement and such agreement constitutes its valid and legally binding obligation, enforceable against the Purchaser in accordance with its terms. To the Purchaser's knowledge, the purchase of the Notes by it does not result in any violation of, or conflict with, any instrument to which it is bound or any law or regulation applicable to it.

3.2 Consents. All consents, approvals, authorizations and orders required for the execution and delivery of this Agreement and the purchase of the Notes under this Agreement by the Purchaser have been obtained and are in full force and effect.

3.3 Authority. Purchaser has full legal right, power and authority to enter into and perform its obligations under this Agreement and to purchase the Notes under this Agreement, and Purchaser will not, and is not obligated to, transfer the Notes to any other person or entity after its purchase hereunder.

3.4 Claims and Legal Proceedings. There is no claim, action, suit, arbitration, criminal or civil investigation or proceeding pending or involving or, to the Purchaser's knowledge, threatened against the Purchaser before or by any court or governmental or non-governmental department, commission, board, bureau, agency or instrumentality, or any other person or entity, that questions the validity of this Agreement or any action taken or to be taken by the Purchaser pursuant to this Agreement or in connection with the transactions contemplated by this Agreement.

4. Representations and Warranties of the Seller. Seller represents and warrants to the Purchaser as of the Closing Date as follows:

4.1 Authorization; No Conflict. The Seller has full power and authority to enter into this Agreement and such agreement constitutes its valid and legally binding obligation, enforceable against the Seller in accordance with its terms. To the Seller's knowledge, the sale of the Notes by it does not result in any violation of, or conflict with, any instrument to which it is bound or any law or regulation applicable to it.

Secondary Notes Purchase Agreement Page 2

4.2 Title to Notes. Seller is the beneficial owner of and has valid marketable title to the Notes, free and clear of any pledge, lien, security interest, encumbrance, trust, claim, pledge, mortgage, option, equitable interest or other restrictions of any kind other than restrictions under the 1933 Act and Blue Sky Laws. Seller has not granted any third party any rights in the Notes. Upon the sale and transfer of the Notes, and payment therefor, in accordance with the provisions of this Agreement, the Purchaser will acquire absolute, valid marketable title to the Notes being acquired by the Purchaser hereunder, free and clear of any pledge, lien, security interest, encumbrance, trust, claim, pledge, mortgage, option, equitable interest or other restrictions of any kind other than pursuant to restrictions under the 1933 and Blue Sky Laws.

4.3 Consents. All consents, approvals, authorizations and orders required for the execution and delivery of this Agreement and the transfer of the Notes under this Agreement have been obtained and are in full force and effect.

4.4 Authority. Seller has full legal right, power and authority to enter into and perform its obligations under this Agreement and to transfer the Notes under this Agreement, and Seller is not obligated to transfer the Notes to any other person or entity.

4.5 Full Disclosure. Seller acknowledges that Seller has received all the information it considers necessary or appropriate for deciding whether to enter into this Agreement. Seller further represents that Seller has had an opportunity to ask questions and receive full answers from the Purchaser concerning, among other things, its financial condition, its management, its prior activities and any other information which Seller considers relevant or appropriate in connection with entering into this Agreement.

4.6 Claims and Legal Proceedings. There is no claim, action, suit, arbitration, criminal or civil investigation or proceeding pending or involving or, to the Seller's knowledge, threatened against the Seller before or by any court or governmental or non-governmental department, commission, board, bureau, agency or instrumentality, or any other person or entity, that questions the validity of this Agreement or any action taken or to be taken by the Seller pursuant to this Agreement or in connection with the transactions contemplated by this Agreement.

5. Standstill Provision. The Seller or any of its affiliates, at any time prior to the earlier of (i) the Closing, (ii) March 31, 2024, or (iii) the termination of the Wasatch Proposal, will not directly or indirectly take any action against the Company with respect to the Company's default under the Notes that existed as of the date hereof.

6. Compliance with Laws and Regulations. The sale and transfer of the Notes will be subject to and conditioned upon compliance by the Purchaser and Seller with all applicable state and federal laws and regulations.

Secondary Notes Purchase Agreement Page 3

7. General Provisions.

7.1 Successors and Assigns; Assignment. Except as otherwise provided herein, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.2 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts laws thereof.

7.3 Dispute Resolution. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of New York.

7.4 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon actual receipt if delivered via a nationally recognized overnight courier service for next day delivery, freight prepaid. Any such notice shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days' advance written notice to the other parties: (a) in the case of a Seller, to the address set forth next to the Seller's name on its signature page; (b) in the case of the Purchaser, to the address set forth next to the Purchaser's name on its signature page.

7.5 Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

7.6 Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "Sections" and "Exhibits" will mean sections of this Agreement and exhibits hereto.

7.7 Entire Agreement. This Agreement and the agreements and documents referred to herein, together with all the schedules and exhibits hereto and thereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

7.8 Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then the parties agree to substitute such provision(s) through good faith negotiations.

7.9 Amendment and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Seller and the Purchaser. Any amendment or waiver effected in accordance with this Section shall be binding upon the parties hereto.

Secondary Notes Purchase Agreement Page 4

7.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.11 Specific Performance. Unless this Agreement has been terminated, each party to this Agreement acknowledges and agrees that any breach by it of this Agreement shall cause any (or either) of the other parties irreparable harm which may not be adequately compensable by money damages. Accordingly, except in the case of termination, in the event of a breach or threatened breach by a party of any provision of this Agreement, each party shall be entitled to seek the remedies of specific performance, injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages. The foregoing right shall be in addition to such other rights or remedies as may be available to any party for such breach or threatened breach, including but not limited to the recovery of money damages, and the parties agree that such equitable remedies may be enforced in any federal or state courts located in the District of New York.

7.12 Confidentiality. The Purchaser and the Seller agree to keep confidential and not disclose to any third party directly the terms and conditions of this Agreement, provided that nothing shall prevent any such party from disclosing such information (i) to the extent necessary in connection with the exercise of any remedy under this Agreement, (ii) to any federal, state, local, or foreign court, legislative, executive, or regulatory authority, or agency having jurisdiction over such party, including tax authorities, to the extent necessary and/or required to comply with such party's obligations under any applicable law, (iii) to such party's Representatives (as defined below) that in the reasonable judgment of such party need to know such information so long as any such Representative or prospective purchaser of the Notes, as applicable is directed and/or obligated to keep such information confidential, (iv) to the extent such information is or becomes generally available to the public other than, through a breach of this section; (v) pursuant to any order of any court or administrative agency, and/or request or demand by and/or of any federal, state, local, or foreign court, legislative, executive, or regulatory authority, or agency having jurisdiction over such party, (vi) to the extent required by federal securities laws or SEC regulation and/or (vii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests. As used in this Section, "**Representatives**" means, with respect to any party, any of such party's or such party's affiliates existing or prospective directors, officers, employees, general partners, limited partners, attorneys, accountants, financial and other advisers.

7.14 Survival. The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby.

7.14 Fee and Expenses. Irrespective of whether the Closing is effected, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and related agreements.

[Signature page follows]

Secondary Notes Purchase Agreement Page 5

IN WITNESS WHEREOF, the parties have executed this Secondary Notes Purchase Agreement, as of the date first written above.

SELLER:

SAMLYN OFFSHORE MASTER FUND, LTD

By: Samlyn Capital, LLC,
as agent and investment adviser

By: ______________________
Name: Michael Barry
Title: GC/CCO

Address:
500 Park Avenue
New York, N.Y. 10022
Email: mbarry@samlyncapital.com

Secondary Notes Purchase Agreement Page 6

IN WITNESS WHEREOF, the parties have executed this Secondary Notes Purchase Agreement, as of the date first written above.

PURCHASER:

APPLIED MINERALS, INC.

By: Christopher T. Carney
Name: CHRISTOPHER T. CARNEY
Title: PRESIDENT/CEO

Address:
1200 Silver City Road
PO Box 432
Eureka, UT 84628
Email: ccarney@appliedminerals.com

Secondary Notes Purchase Agreement Page 7

Schedule A

NOTES:

Holder	Issue Date	Security	Principal Amount	Purchase Price[1]
Samlyn Offshore Master Fund, Ltd.	11/14/2019	Amended and Restated 10% PIK-Election Convertible PIK Note due May 1, 2023	$11,061,663	$154,349

1. Purchase Price includes all accrued but unpaid interest through the Closing Date.

Secondary Notes Purchase Agreement

Page 8